FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of May 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

May 9, 2006

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney  NSW  2000

Advice of Vision Grande Full Year Results

Vision Grande Group Holdings Limited announced on April 26, the audited consolidated results of the Company and its subsidiaries for the year ended 31 December 2005, together with the comparative results for the previous year.

Full details are contained in the Vision Grande announcement to the Hong Kong Stock Exchange attached.

Amcor Limited owns approximately 44% of the issued capital of Vision Grande.

Yours faithfully

Julie F McPherson
Company Secretary

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford  Victoria  3067  Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 9050
www.amcor.com

VISION GRANDE GROUP HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2300)

RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

FINANCIAL HIGHLIGHTS

•     Turnover increased by 15% to HK$383.5 million

•     Gross profit margin increased from 39.6% to 42.2%

•     Net profit attributable to shareholders increased by 63.6% to HK$181.3 million

•     Basic earnings per share increased by 31.3% to HK38.1 cents

•     Proposed final dividend of HK8.5 cents per share

RESULTS

The board (the “Board”) of directors (the “Directors”) of Vision Grande Group Holdings Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries for the year ended 31 December 2005, together with the comparative results for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

		2005	2004
	Note	HK$’000	HK$’000
			(Restated)
Turnover	3	383,513	332,370
Cost of sales		(221,842)	(200,900)

Gross profit		161,671	131,470
Other income		7,145	1,947
Selling and distribution costs		(8,538)	(7,489)
Administrative expenses		(37,472)	(34,607)
Other operating expenses		(219)	(1,788)

Profit from operations		122,587	89,533
Finance costs		(11,631)	(9,274)
Share of profit of associates		76,018	38,342

Profit before taxation		186,974	118,601
Taxation	4	(2,135)	(7,715)

Profit for the year		184,839	110,886
Attributable to:
Equity holders of the Company		181,353	110,815
Minority interest		3,486	71

		184,839	110,886

Earnings per share
– basic (HK cents)	5	38.1	29.0

– diluted (HK cents)	5	38.1	28.9

Dividends	6	108,679	59,960

CONSOLIDATED BALANCE SHEET

	2005	2004
	HK$’000	HK$’000
		(Restated)
ASSETS
Non-current assets
Property, plant and equipment	196,545	143,453
Leasehold land payments	854	916
Goodwill	1,081	1,081
Interests in associates	260,164	53,890
Deposit for acquisition of an associate	—	91,875

	458,644	291,215

Current assets
Inventories	47,632	50,196
Trade and other receivables	269,627	209,114
Leasehold land payments	82	82
Due from an associate	14,227	—
Prepayments and deposits	39,606	30,100
Pledged bank deposits	15,244	2,246
Bank and cash balances	93,654	132,765

	480,072	424,503

Total assets	938,716	715,718

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	4,800	4,000
Reserves	643,106	353,215

	647,906	357,215
Minority interest	6,660	3,085

Total equity	654,566	360,300

	2005	2004
	HK$’000	HK$’000
		(Restated)
LIABILITIES

Non-current liabilities
Obligations under finance leases	28,780	15,970

Current liabilities
Trade and other payables	85,815	76,217
Bills payables	36,869	22,220
Provision for taxation	6,155	6,120
Short term interest-bearing borrowings	112,066	145,113
Current portion of obligations under finance leases	14,465	7,903
Deposit received from a subscriber	—	81,875

	255,370	339,448

Total liabilities	284,150	355,418

Total equity and liabilities	938,716	715,718

Net current assets	224,702	85,055

Total assets less current liabilities	683,346	376,270

NOTES TO FINANCIAL STATEMENTS

1.         GROUP REORGANISATION

Pursuant to a group reorganisation (the “Group Reorganisation”) to rationalise the structure of the Company and its subsidiaries (together the “Group”) in preparation for the listing of the Company’s shares on the main board (the “Main Board”) of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), the Company became the holding company of the subsidiaries now comprising the Group on 10 March 2004.

2.         BASIS OF PREPARATION

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). In addition, the financial statements include applicable disclosures required by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

The Group Reorganisation in 2004 had been accounted for as a reorganisation of businesses under common control under the merger accounting methodology. Accordingly, the consolidated financial statements for the year ended 31 December 2004 were prepared as if the subsidiaries had been part of the Group throughout the periods presented, except for any acquisitions or disposals subsequent to the Group Reorganisation, which were accounted for under the purchase method of accounting.

The financial statements have been prepared under the historical cost convention.

Adoption of new and revised HKFRSs

In 2005, the Group adopted all the new and revised HKFRSs, which are relevant to its operations and effective for accounting periods beginning on or after 1 January 2005.

The adoption of the following new and revised HKFRSs has resulted in changes to the Group’s accounting policies and the presentation of the financial statements in the following areas:

HKAS 1 Presentation of Financial Statements

Minority interests and other disclosures

HKAS 1 affects the presentation of minority interests and other disclosures.

HKFRS 3 Business Combinations

Goodwill

HKFRS 3 Business Combinations is effective for business combinations for which the agreement date is on or after 1 January 2005. The option of limited retrospective application of HKFRS 3 has not been taken up, thus avoiding the need to restate past business combinations.

After initial recognition, HKFRS 3 requires goodwill arising on acquisitions to be carried at cost less any accumulated impairment losses. Under HKAS 36 Impairment of Assets, impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. HKFRS 3 prohibits the amortisation of goodwill.

In previous years, in accordance with the predecessor standard, Statement of Standard Accounting Practice 30 Business Combination (SSAP 30), goodwill arising on acquisitions was recognised as an asset and amortised on a straight line basis over its estimated useful life. The Group has discontinued amortising such goodwill from 1 January 2005 onwards and the accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31 December 2005 onwards, goodwill is tested for impairment in accordance with HKAS 36.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for 2004 or prior periods.

HKAS 17 Leases

Leasehold land payments

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land payments from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the income statement on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment. The change has had no significant impact on amounts reported for 2004 or prior periods.

The adoption of HKAS 17 resulted in:

	2005	2004
	HK$’000	HK$’000
Increase in leasehold land payments	936	998
Decrease in fixed assets	(936)	(998)

	—	—

The adoption of the new and revised HKFRSs has no impact on the basic and diluted earnings per share.

The Group has not applied the new standards or interpretations that have been issued but are not yet effective. The application of these standards or interpretations will not have material impact on the financial statements of the Group.

3.         TURNOVER

The Group is principally engaged in printing of cigarette packages and manufacturing of laminated paper. An analysis of the Group’s turnover is as follows:

	Year ended 31 December
	2005	2004
	HK$’000	HK$’000
Turnover
Cigarette packages	132,302	97,668
Laminated paper	251,211	234,702

	383,513	332,370

4.         TAXATION

	Year ended 31 December
	2005	2004
	HK$’000	HK$’000
PRC enterprise income tax
– current	7,710	7,715
– refund of tax for previous year	(5,575)	—

	2,135	7,715

No provision for Hong Kong profits tax has been made as the Group has no assessable profit in Hong Kong.

Pursuant to relevant income tax laws of the People’s Republic of China (the “PRC”), the subsidiaries of the Company are subject to income tax rates of 15% to 30%, mainly depending on the places of incorporation/ establishment. The PRC enterprise income tax is calculated at the applicable rate, after 50% relief, on the estimated assessable profit for the year. There was no material unprovided deferred taxation liability.

5.         EARNINGS PER SHARE

Basic earnings per share is calculated based on the profit attributable to the equity holders of the Company for the year of approximately HK$181,353,000 (2004: HK$110,815,000) and the weighted average number of approximately 476,493,000 ordinary shares in issue during the year (2004: 381,589,000 shares in issue after the Group Reorganisation as if those shares had been outstanding from 1 January 2004.)

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all potentially dilutive ordinary shares. There were no potential dilutive ordinary shares as at 31 December 2005. For year ended 31 December 2004, the weighted average number of shares outstanding after the Group Reorganisation as if those shares had been outstanding from 1 January 2004 is 383,217,000 ordinary shares.

6.         DIVIDENDS

The dividends paid during the year ended 2005 were HK$87,960,000, being HK$0.08325 per share for year 2004 and HK$0.1 per share for 2005. The dividends paid during the year ended 2004 were HK$62,000,000 including HK$20,000,000 (HK$0.05 per share) paid by the Company for 2004 and HK$42,000,000 paid by a subsidiary of the Company to its then shareholders prior to the Group Reorganisation for 2003. A final dividend of HK$0.085 per share in respect of 2005, amounting to dividends of approximately HK$60,679,000, is to be proposed at the Annual General Meeting on 26 May 2006. The proposed final dividends are not recognised as liabilities at 31 December 2005.

	2005	2004
	HK$’000	HK$’000
		(Restated)

Interim dividend paid of HK$0.072 (2004: HK$0.05) per ordinary share	34,560	20,000
Special dividend paid of HK$0.028 (2004: HK$Nil) per ordinary share	13,440	—
	48,000	20,000

Proposed special dividend of HK$Nil (2004: HK$0.03125) per ordinary share	—	15,000
Proposed final dividend of HK$0.085 (2004: HK$0.052) per ordinary share	60,679	24,960
	60,679	39,960

	108,679	59,960

MANAGEMENT DISCUSSION AND ANALYSIS

MAJOR DEVELOPMENTS

Strategic partnership with Amcor Group

The Amcor Group has become a substantial shareholder of the Company since January 2005 following the completion of its subscription of 80,000,000 shares of the Company. In December 2005, the Group entered into the sale and purchase agreement for the acquisition of the controlling stakes in two factories of the Amcor Group in Beijing and Qingdao, namely, Beijing Leigh-Mardon Pacific Packaging Co., Ltd. (“Beijing LMPP”) and Qingdao Leigh-Mardon Packaging Co., Ltd. (“Qingdao LMPP”), by way of issuance of 121,200,000 shares of the Company as consideration. The Group also entered into two subscription agreements with the Amcor Group in relation to the subscription of a further 112,670,000 shares of the Company. As a result of the transactions, the Amcor Group would hold 313,870,000 shares, or approximately 44% of the enlarged issued share capital of the Company.

The Board believes that the above transactions would enable the Group to expand its business into the northern part of China, diversify the Group’s revenue base and generate synergies for both the Group and Amcor Group as a result of sharing of resources (such as technological know-how, printing machinery, shared marketing and sales force) as well as the economies of scale. Given the background of Amcor Group as the largest producer of tobacco packaging in the world, the combination of the Group and Amcor Group would create a unique and strategic position in terms of market positioning. Besides, the Group will secure capital and technological support which are necessary to attract high quality and sizeable targets and/or other strategic market participants for further business expansion and consolidation.

Contribution from World Grand

The acquisition of 35% equity interests in World Grand Holdings Limited (“World Grand”) was completed in January 2005. Since then, the Company is entitled to share the profit from World Grand. At that time, World Grand owned 90% equity interests in Kunming World Grand Colour Printing Co., Ltd. (“Kunming World Grand”) which is a key supplier to Hongyun Tobacco Group, being the second largest cigarette manufacturer in the PRC. As mentioned last year, the acquisition has provided a strategic opportunity for the Group to penetrate into the cigarette market in Yunnan Province which is the largest manufacturing bases in the PRC. This strategic relationship has created synergies for both the Group and World Grand in terms of resources sharing and the benefits of economies of scale. It has also provided the Group with a stable demand for laminated papers from Kunming World Grand. As mentioned below, the contribution from World Grand has proved to be a successful investment of the Group.

RESULTS

For the year ended 31 December 2005, the Group continued to achieve significant growth in terms of profit. Turnover during the period increased by approximately 15% to HK$383.5 million with increase in gross profit margin. Given the significant contribution from the Company’s associated companies, in particular, Kunming World Grand, the profit attributable to the shareholders of the Company increased by approximately 63.6% to HK$181.3 million.

BUSINESS REVIEW

The Group is principally engaged in the printing and manufacturing of high quality cigarette packaging and laminated papers in the PRC.

Cigarette Packaging Printing

The cigarette packaging printing business is operated by Victory Honest Industries (Shenzhen) Co., Ltd. (“Victory Shenzhen”), a wholly-owned subsidiary of the Company. Turnover from cigarette packaging printing was increased from HK$97.7 million to approximately HK$132.3 million, representing a growth of approximately 35%. The increase in the turnover of cigarette packaging printing is mainly due to: (i) our shift of emphasis in the product mix to mid-high end products since last year; (ii) the secure of one new sizeable order from Changsa Cigarette Factory which indicates a significant breakthrough into a top five cigarette manufacturer and a new geographical segment; and (iii) the volume growth arising from the increase in production utilization leading to economies of scale.

Laminated Paper Manufacturing

Turnover from laminated paper manufacturing was increased from HK$234.7 million to approximately HK$251.2 million, representing a growth of approximately 7%. The Group has been moving upstream to complete the vertical integration of the production process for high quality laminated paper, i.e. laser laminated paper manufacturing and laser film production, and has commenced the development of transfer paper which is an environmental friendly product encouraged by the government. During the year under review, these was a decrease in the sales of laminated papers to Naning Sanlong mainly due to less orders placed by Nanjing Sanlong as well as change in product requirement. However, the decrease in sales to Nanjing Sanlong was offset by the sales of laser laminated papers by the Group. Despite the increase in material costs such as aluminium foils and laser films which are heavily affected by the high oil price, the gross profit margin of laminated papers has remained stable.

Contribution from associated companies

The profit of the Group is contributed significantly from the two associated companies of the Company, namely Nanjing Sanlong Packaging Co., Ltd. (“Nanjing Sanlong”) and World Grand. Nanjing Sanlong is owned as to 48% by the Group. It has established long term and stable relationship with Nanjing Cigarette Factory and Huaiyin Cigarette Factory, which are the key cigarette industry enterprises in Jiangsu Province. Kunming World Grand is owned as to 31.5% by the Group and is a key supplier to Hongyun Tobacco Group, being the second largest cigarette manufacturer in the PRC. Contribution from associated companies was increased by approximately 98% to HK$76.0 million, representing approximately 42% of the total profit attributable to the shareholders of the Company for the year ended 31 December 2005.

The significant increase in the contribution from associated companies was mainly due to the inclusion of the contribution from World Grand after completion of the acquisition in January 2005 as well as the out-performance of World Grand which accounted for approximately 24% of the total profit attributable to the shareholders of the Company for the same year. During the year under review, there was a decrease in the contribution from Nanjing Sanlong of approximately HK$6 million mainly due to the fact that the market consolidation in Jiangxu Province is yet to happen and the key customers of Nanjing Sanlong, i.e. Nanjing Cigarette Factory and Huaiyin Cigarette Factory, have been changing their product mix, and thereby placed less orders to Nanjing Sanlong, in order to enhance their competitiveness in the market in preparation of the market consolidation.

PROSPECTS

The long-term business objective of the Group is to become the market leader in the industry in the PRC.

As mentioned in the prospectus and previous announcements of the Company, the cigarette manufacturing industry in the PRC is undergoing a consolidation process, as a result of which the number of cigarette manufacturers has been greatly reduced from about 104 in 2001 to about 80 in 2004. It is estimated that there were only about 40 cigarette manufacturers in the PRC at the end of 2005 and each manufacturer usually engages only two to five key cigarette printing companies. The ongoing consolidation of the cigarette industry in the PRC will inevitably affect the competitive landscape and business prospects of cigarette printing companies.

The acquisition of World Grand, Beijing LMPP and Qingdao LMPP has enabled the Group to expand its business into the southern-west and northern part of PRC, diversified the Group’s revenue base and generate synergies for the Group, World Grand and Amcor Group as a result of sharing and consolidation of resources (such as technological know-how, printing machinery, shared marketing and sales force). Economies of scale will be achieved and production utilization and efficiency of various factories of the Group will be further enhanced from the central procurement system and the allocation of resources and orders among the factories. Further growth is expected to come from the synergies arising from the standardization of the production process and the central management reporting system of the Group. The new order secured from Changsa Cigarette Factory has indicated a significant breakthrough of the Group. With the increasing recognition of laser laminated paper from the market and the continuing shift of the Group’s emphasis to mid-high end products, it is hoped that the Group will secure more flagship brands from top cigarette manufacturers in the near future and the profit contribution from Victory Shenzhen will be further improved.

In future, the Group will continue to pursue its acquisition strategy for accelerating its growth to become a market leader in the manufacturing of cigarette packaging products in the PRC. In two to three years’ time, it is forecast that the number of cigarette manufacturers in the PRC will be further reduced. The Directors believed that the current key customers served by the Group, namely, Etsong Tobacco Group in Shandong Province, Hongyun Tobacco Group in Yunnan Province, Nanjing Cigarette Factory and Huaiyin Cigarette Factory in Jiangsu Province, Changsa Cigarette Factory in Hunan Province, and Guangdong Tobacco Group in Guangdong Province will remain as the market players after the consolidation. The Group will also benefit from the background of Amcor Group as its controlling shareholder and the largest producer of tobacco packaging in the world for market positioning to attract high quality and sizeable targets and/or other strategic market participants for further business expansion and consolidation.

In March 2006, the Company announced the proposed acquisition of the remaining equity interests in World Grand. In view of the encouraging results of World Grand, the Directors consider that it is in the interest of the Company and the Shareholders as a whole to hold 100% equity interests in World Grand which would then enable the Company to consolidate its results and obtain absolute control over the management, operations and cashflow of World Grand, thereby further facilitating the centralisation of procurement activities and resources allocation among the production plants of the Group, as mentioned above, with an aim to improving the overall utilisation of the production capacity of the Group.

The Group is confident that it can cope with the challenges amid the changing business environment and will move one step closer to its goal of becoming the leader in manufacturing of cigarette packaging products in the PRC.

CAPITAL STRUCTURE, FINANCIAL RESOURCES AND LIQUITY

Borrowing and banking facilities

As at 31 December 2005, the Group had aggregate banking and loan facilities, including those facilities from banks and finance lease creditors, of approximately HK$177.3 million of which approximately HK$158.7 million was utilised. The Group generally finances its operation with finance leases and banking facilities provided by its banks and finance lease creditors in Hong Kong and the PRC.

As at 31 December 2005, the short term borrowings of the Group of approximately HK$112 million were repayable within one year.

As at 31 December 2005, the obligations under finance leases, of the Group amounted to approximately HK$43.2 million, of which approximately HK$14.5 million was repayable within one year, approximately HK$15.6 million was repayable after one year but within two years, and approximately HK$13.1 million was repayable after two years but within five years.

As at 31 December 2005, 78% of the borrowings of the Group bore interest at fixed rates.

The short term borrowings and obligations under finance leases of the Group are either denominated in Hong Kong dollars or Renminbi.

Net current assets

As at 31 December 2005, the Group had net current assets of approximately HK$224.7 million. The current assets comprised inventories of approximately HK$47.6 million, trade and other receivables of approximately HK$269.6 million, prepayments and deposits of, approximately HK$39.6 million, amount due from an associate approximately of HK$14.2 million, bank and cash balances of approximately HK$93.7 million and pledged bank deposits of approximately HK$15.2 million. The current liabilities comprised trade and other payables of approximately HK$85.8 million, bills payables of approximately HK$36.9 million, provision for taxation of approximately HK$6.1 million, short term borrowings of approximately HK$112 million and current portion of obligations under finance leases of approximately HK$14.4 million.

Capital structure

As at 31 December 2005, the Group had net tangible assets of approximately HK$646.8 million comprising non-current assets of approximately HK$457.6 million (comprising property, plant and equipment of approximately HK$196.5 million, interest in associates of approximately HK$260.2 million and leasehold land payments of approximately HK$0.9 million), net current assets of approximately HK$224.7 million, non-current liabilities of approximately HK$28.8 million (comprising entirely obligations under financial leases) and minority interests of approximately HK$6.7 million.

Charges on the Group’s assets

As at 31 December 2005, the Group’s bank deposits of approximately HK$15.2 million were pledged to banks in respect of banking facilities granted to the Group.

Capital commitments

As at 31 December 2005, the Group had capital commitments contracted but not provided for in respect of acquisition of plant and machinery of approximately HK$11.3 million.

Working capital

Taking into account the financial resources available to the Group, including internally generated funds, the available bank and loan facilities and the net proceeds from the share offer, the Directors are of the opinion that the Group has sufficient working capital for its present requirements.

REMUNERATION POLICIES AND EMPLOYEE INFORMATION

As at 31 December 2005, the Group had over 500 full employees in Hong Kong and the PRC. Total staff costs (including directors’ emoluments) amounted to approximately HK$24.4 million (2003: HK$20.2 million) for the year. All full time salaried employees, except for factory workers and contract employees, are being paid on a monthly basis, plus a discretionary performance bonus. Factory workers are being remunerated based on a basic wage plus production incentive. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus system.

In addition to salaries, the Group provides staff benefits including medical insurance and contributions to staff’s provident fund. Share options and bonuses are also available to employees of the Group at the discretion of the Directors and depending upon the financial performance of the Group.

SIGNIFICANT INVESTMENTS AND MATERIAL ACQUISITION

During the year under review, the Group completed the acquisition of 35% equity interests in World Grand. The Group believes that this acquisition will significantly complement its existing operations through the addition of value-added relationships, vertical integration, technological advantage, and synergistic benefits.

At the end of the year, the Group also announced the acquisition of the entire issued share capital of Bellgate International Limited, which would own 83% of the registered capital of Beijing LMPP and 60% of the registered capital of Qingdao LMPP at the time of completion, for HK$509,040,000. The consideration for the acquisition would be satisfied by the Company allotting and issuing 121,200,000 new shares to the Amcor Group. Details of the effect of the acquisition are contained in the section headed “Management Discussion and Analysis” above.

GEARING RATIO

As at 31 December 2005, the Group’s gearing ratio, expressed as a percentage of total borrowings over total assets was 16.5% (2004: 23.6%). The management believes that the gearing ratio is at an acceptable level for the Group and the Group would be able to create sufficient financial resources to discharge its debts.

FOREIGN EXCHANGE EXPOSURE

The Group does not currently have any hedging activities against its foreign exchange exposure nor does it adopt any formal hedging policies. During the year ended 31 December 2005, all of the Group’s sales and purchases were settled in United States of America dollars, Hong Kong dollars and Renminbi. The Directors consider the Group’s risk exposure on foreign exchange as minimal.

CONTINGENT LIABILITIES

As at 31 December 2005, the Group did not have any significant contingent liabilities.

SUPPLEMENTARY INFORMATION

Purchase, sale or redemption of the Company’s shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s shares during the year ended 31 December 2005.

Final dividend

The Board recommended the payment of a final dividend of HK8.5 cents per share for the year ended 31 December 2005 (2004: HK5.2 cents) to be payable to the shareholders of the Company whose names appear on the register of members of the Company as at 16 May 2006. Subject to the approval of the Company’s shareholders at the forthcoming annual general meeting of the Company to be held on 26 May 2006, the said final dividend will be paid to the Company’s shareholders on or about 29 May 2006.

Closure of register of members

The register of members of the Company will be closed from Monday, 15 May 2006 to Tuesday, 16 May 2006 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2005 and for attending the annual general meeting of the Company to be held on 26 May 2006, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company’s share registrar in Hong Kong, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 12 May 2006.

Corporate governance

The Company is committed to ensuring a high standard of corporate governance in the interests of the shareholders and devotes considerable effort to maintaining high level of business ethics and corporate governance practices. The Board is of the view that the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except that (i) there is no separation of the role of Chairman and Chief Executive Officer; and (ii) the current Articles of Association of the Company does not require the chairman of the Board to be subject to rotation at the annual general meeting. During the year under review, Mr. Li Wei Bo assumed the role of both the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. The Board believes that this structure provides the Group with strong and consistent leadership and allows for more effective and efficient business planning and decisions as well as execution of long-term business strategies. Resolutions will be proposed at the forthcoming annual general meeting to amend the Articles of Association of the Company to bring it in line with new requirements under the Listing Rules.

Audit committee

The Audit Committee of the Company, comprising the three independent non-executive directors, namely Mr. Ng Kwai Sang (Chairman of the Audit Committee), Mr. Ng Pui Cheung, Joseph and Mr. Chung Kwok Mo, John as at the date of this announcement, has reviewed with senior management of the Group and external auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting process including the review of the Company’s consolidated financial statements for the year ended 31 December 2005.

By the order of the Board

Li Wei Bo

Chairman

Hong Kong, 26 April 2006

As at the date of this announcement, the Board comprised Mr. Li Wei Bo, Mr. Chan Chew Keak, Billy, Mr. Lee Cheuk Yin, Dannis and Mr. Cheung Chun Ming as executive Directors, Mr. Sik Siu Kwan as non-executive Director, and Mr. Ng Kwai Sang, Mr. Ng Pui Cheung, Joseph and Mr. Chung Kwok Mo, John as independent non-executive Directors.

*       For identification purpose only.

Please also refer to the published version of this announcement in The Standard.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 10 May 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson Title: Company Secretary/Group General Counsel